               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                     (Amendment No. 1)<F1>

                    Reliance Bancshares, Inc.
                        (Name of Issuer)

             Common Stock, par value $1.00 per share
                 (Title of Class of Securities)

                           759453103
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          August 15, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 7 Pages

CUSIP No. 759453103
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  8,800
Shares         8.  Shared Voting
Beneficially       Power                            133,900*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              8,800
ing Person     10. Shared Dispositive
with               Power                            133,900*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 142,700*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                          5.56%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 7 Pages

CUSIP No. 759453103
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            142,700*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            142,700*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 142,700*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           5.56%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
* See Items 5(a) and 5(b) of this Statement. For purposes of this Statement Susan B. Davis may be deemed, pursuant to Rules 13d-3(a)(1) and 13d-3(a)(2) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 8,800 shares of the Company's Common Stock, par value $1.00 per share, held in the name of her husband, Jerome H. Davis.

                       Page 3 of 7 Pages

          The Statement on Schedule 13D (the "Statement") of
Jerome H. Davis, with respect to the Common Stock, par value $1.00 per share ("Common Stock") of Reliance Bancshares,
Inc., a Wisconsin corporation ("Reliance"), is hereby amended as set forth below.

Item 4.   PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Following his review of Reliance's fourth quarter results for the period ending June 30, 1997, Mr. Davis wrote to the members of Reliance's Board of Directors to convey his belief that they must act to improve Reliance's financial position and pay out additional large dividends. A copy of Mr. Davis' letter of August 15, 1997 to Reliance's Board of Directors is attached hereto as Exhibit No. 3.

          Reliance's recent quarterly earnings of only 2 cents per share evidences its clear failure to generate a competitive return. Based on such results, Mr. Davis is even unable to determine a proper P/E ratio or ROE for Reliance. In addition to its poor results, Reliance - which as been public for 16 months - maintains an appalling capital ratio of 48.9% (June 30). Mr. Davis notes that at this level even a 10% buy back of Common Stock would still leave a very high capital ratio of 43.8%.

          In his letter, Mr. Davis also questions what Reliance's Board of Directors are doing for shareholders. The price of the Common Stock has remained stagnant for several months at a level between $7.63 and $8.38. During this same period the prices for other thrift stocks have soared. Based on Reliance's failure to achieve any meaningful financial performance, Mr. Davis believes there will continue to be little to no market performance of the Common Stock.

          In addition to recommending the pay out of additional large dividends, Mr. Davis concludes his letter by advising
Reliance's Board of Directors to promptly improve its results to an appropriate level, or allow someone else to who can.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."


                       Page 4 of 7 Pages

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          The information set forth in Item 7 of the Statement is hereby supplemented by the addition of the following:

          "3. Letter dated August 15, 1997 from Jerome H. Davis to the Board of Directors of Reliance."













































                       Page 5 of 7 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    8/18/97        Jerome H. Davis
                     Date           (Signature)

                    8/18/97        Susan B. Davis
                     Date           (Signature)






































                       Page 6 of 7 Pages